No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2011

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On January 24, 2011, Honda Motor Co., Ltd. (the “Company”) announced that the Sea Food Section of the Foodstuff Division of Honda Trading Corporation (“HT”), a consolidated subsidiary of the Company, was found to have been involved in inappropriate trading activity. HT is a consolidated subsidiary of the Company, providing trading functions within the Honda Group for such products like sea food and agricultural products, in addition to products, parts, facilities and raw materials for the Company’s business.

Exhibit 2:

On January 31, 2011, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal third quarter and nine months ended December 31, 2010.

Exhibit 3:

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on January 31, 2011, resolved to make a distribution of surplus (quarterly dividends) the record date of which is December 31, 2010, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: February 2, 2011

[Translation]

January 24, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Inappropriate Trading Activities by a Honda Subsidiary

Honda Motor Co., Ltd. (the “Company”) today announced that the Sea Food Section of the Foodstuff Division of Honda Trading Corporation (“HT”), a consolidated subsidiary of the Company, was found to have been involved in inappropriate trading activity. HT is a consolidated subsidiary of the Company, providing trading functions within the Honda Group for such products like sea food and agricultural products, in addition to products, parts, facilities and raw materials for the Company’s business. The Company deeply regrets any concern or difficulty that this matter may have caused its shareholders, business partners or other stakeholders.

1.	Background of the Company’s Investigation

On December 20, 2010, the Company received an overview report from HT’s investigation committee with respect to inappropriate trading activity with several seafood companies by HT’s Sea Food Section, Foodstuff Division. On the same day, the Company, with the cooperation of external counsel and certified public accountants, established an investigation committee with Koichi Kondo (Executive Vice President, Representative Director and Compliance Officer of the Company) as the Committee Chairperson. Through this committee, the Company is currently investigating the facts, causes, responsible persons, measures to prevent future occurrences, and the occurrence of any similar inappropriate trading activity within HT.

2.	Latest Summary of Inappropriate Trading Activities

•	HT’s Sea Food Section has a long history in inventory management trading (*).

However, since 2004, through the actions of an employee of HT’s Sea Food Section, HT became involved in purchasing inventory significantly over priced compared to market price, and repetitive trading and circular trading of the same inventory among a number of its business partners.

•	Further, in order to avoid attention to the growing outstanding inventory within HT’s Sea

Food Section, certain portions of inventory were temporarily sold to other business partners with the promise that HT would buy back such inventory in the future.

•	As a result of such inappropriate trading activity, HT is facing expansion of its inventory credit against such business partners and delays in collecting trade receivables.

*	“Inventory management trading” means transactions in which HT temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after a certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products.

3.	Impact on the Company’s Financials

Due to such inappropriate trading activity, HT is facing impairment of inventory and trade receivables, and delinquencies in collecting receivables resulting in a total estimated loss of approximately 15 billion yen.

Although, the revenue, profit, inventory and trade receivables in the Company’s past quarterly consolidated financials were overstated, due to the impact of such over statements, the Company plans to reflect such revisions in the Company’s consolidated financials for the latest quarter (3rd quarter of the Company’s fiscal year ending March, 2011) as the amount of such revisions is not material. The impact on the pre-tax earnings of the Company’s consolidated financials is estimated to be approximately 15 billion yen.

4.	Future Actions

With respect to such inappropriate trading activity, the Company’s investigation committee is continuing its investigation into the cause, responsible persons, measures to prevent future occurrences, and the occurrence of any similar inappropriate trading activity, and will announce results as soon as they become available.

[End]

(Appendix)

[HT General Information]

Location	Daiichi-Tekko Building, 2F, 1-8-2 Marunouchi, Chiyoda-ku, Tokyo, Japan

Date of Establishment	March 21, 1972

Capital	1.6 billion yen

Shareholders	Honda (100%)

Representative	President & Representative Director: Motohide Sudo

Business Lines	Parts for motorcycle/automobile/power equipment; automotive equipment and machinery; non-ferrous metals; steel/plastics; agriculture, forestry and marine products

Sales	Consolidated: 588.6 billion yen Non-consolidated: 251.3 billion yen (year ended March 2010)

Place of Business

(Domestic) Tokyo, Nagoya, Osaka, Suzuka, Kumamoto, Tochigi, Sayama, Gunma, Hiroshima

(International) United States, Canada, Brazil, Mexico, United Kingdom, Italy, Turkey, Belgium, Romania, Thailand, China, Philippines, India, Pakistan, Vietnam,

Indonesia, Taiwan, Malaysia, S. Korea, Russia, Argentina

January 31, 2011

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER ENDED DECEMBER 31, 2010

Tokyo, January 31, 2011 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter ended December 31, 2010.

Third Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal third quarter ended December 31, 2010 totaled JPY 81.1 billion (USD 995 million), a decrease of 39.7% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 45.01 (USD 0.55), a decrease of JPY 29.18 from JPY 74.19 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,110.4 billion (USD 25,898 million), a decrease of 5.8% from the same period last year, due primarily to the unfavorable currency translation effects and decreased sales in the automobile business in Japan, despite increased revenue in the motorcycle business centered in Asian countries. Honda estimates that if calculated at the same exchange rate as the corresponding period last year, revenue for the quarter would have decreased by approximately 0.8%.

Despite improved model mix and ongoing cost reduction effects, increased SG&A expenses and R&D expenses and unfavorable foreign currency effected consolidated operating income.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 131.5 billion (US 1,615 million), a decrease of 23.1% from the same period last year.

Equity in income of affiliates amounted to JPY 43.4 billion (USD 533 million) for the quarter, an increase of 32.4% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal third quarter by business segment, motorcycle unit sales totaled 2,895 thousand units, an increase of 21.7% from the same period last year. Unit sales in Japan totaled 46 thousand units, an increase of 35.3% from the same period last year. Outside of Japan, total unit sales were 2,849 thousand units, an increase of 21.5% from the same period last year*, due mainly to increased unit sales in Asia and Other regions including South America. Revenue from sales to external customers increased 10.4%, to JPY 301.9 billion (USD 3,706 million), from the same period last year, due mainly to increased unit sales, despite the unfavorable currency translation effect. Operating income totaled to JPY 29.1 billion (USD 357 million), an increase of 83.7% from the same period last year, due primarily to increased sales volume and model mix, despite the unfavorable foreign currency effect.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,750 thousand units for the period.

Honda’s automobile unit sales totaled 855 thousand units, a decrease of 6.5% from the same period last year. In Japan, unit sales amounted to 118 thousand units, a decrease of 33.3% from the same period last year. Unit sales outside of Japan totaled to 737 thousand units, which was the same level with the corresponding period last year, due mainly to increased unit sales in North America, despite decreased unit sales in Europe. Revenue from sales to external customers decreased 7.8%, to JPY 1,613.8 billion (USD 19,804 million), from the same period last year**, due mainly to decreased unit sales and the unfavorable currency translation effects. Operating income was JPY 68.4 billion (USD 839 million), a decrease by 38.1% from the same period last year, due primarily to decreased sales volume, increased R&D expenses, and the unfavorable foreign currency effects.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from customers in the financial services business decreased 9.7%, to JPY 136.4 billion (USD 1,674 million) from the same period last year, due mainly to unfavorable currency translation effects. Operating income decreased 16.9% to JPY 44.6 billion (USD 547 million), from the same period last year.

Honda’s power product unit sales totaled 1,157 thousand units, an increase of 15.9% from the same period last year. In Japan, unit sales totaled 89 thousand units, an increase of 20.3% from the same period last year. Unit sales outside of Japan increased 15.6% from the corresponding period last year, to 1,068 thousand units, due to an increase of unit sales in all the regions. Revenue from sales to external customers in power product and other businesses increased 2.0%, to JPY 68.0 billion (USD 835 million), from the same period last year, due mainly to increased unit sales in power products, despite the unfavorable currency translation effects. Honda reported an operating loss of JPY 2.0 billion (USD 26 million), an improvement of JPY 0.8 billion from the same period last year, primarily due to increased sales volume and model mix of power products, despite increased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal third quarter by geographic area, in Japan, revenue from domestic and exports sales amounted to JPY 867.5 billion (USD 10,646 million), a decrease of 0.3% from the same period last year, due mainly to decreased revenue in automobile business, despite increased revenue in motorcycle business. Operating income totaled JPY 14.6 billion (USD 180 million), an increase of 45.8% from the same period last year, due primarily to decreased SG&A expenses and continuing cost reduction efforts, despite decreased sales volume, increased R&D expenses, and unfavorable foreign currency effects.

In North America, revenue decreased by 1.7%, to JPY 1,011.8 billion (USD 12,416 million), from the same period last year due mainly to the unfavorable currency translation effects. Operating income totaled JPY 89.6 billion (USD 1,101 million), a decrease of 19.0% from the corresponding period last year, due primarily to increased SG&A expenses and the unfavorable foreign currency effects.

In Europe, revenue decreased by 17.3%, to JPY 150.7 billion (USD 1,850 million), from the same period last year, due primarily to decreased revenue in the automobile business and the motorcycle business, and the unfavorable currency translation effects. Honda reported an operating loss of JPY 9.4 billion (USD 116 million), a deterioration of JPY 2.5 billion from the same period last year, primarily due to decreased sales volume and the unfavorable foreign currency effects, despite decreased SG&A expenses.

In Asia, revenue increased by 12.2%, to JPY 445.5 billion (USD 5,467 million), from the same period last year, due mainly to increased revenue in the automobile business and the motorcycle business, despite the unfavorable currency translation effects. Operating income increased by 2.2%, to JPY 35.7 billion (USD 439 million), from the corresponding period last year, due mainly to increased sales volume and mix.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other regions including South America, the Middle East, Africa and Oceania, revenue decreased by 0.9%, to JPY 238.8 billion (USD 2,932 billion) from the same period last year, due mainly to decreased revenue in the automobile business and the unfavorable currency translation effect, despite increased revenue in motorcycle business. Operating income totaled JPY 15.6 billion (USD 193 million), a decrease of 10.0% from the same period last year, primarily due to increased SG&A expenses.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 81.49=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 31, 2010.

Nine Months Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal nine months ended December 31, 2010 totaled JPY 489.5 billion (USD 6,077 million), an increase of 149.5% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal nine months amounted to JPY 270.82 (USD 3.32), an increase of JPY 162.68 from JPY 108.14 for the same period last year.

Consolidated revenue for the period amounted to JPY 6,723.7 billion (USD 82,511 million), an increase of 6.7% from the same period last year, primarily due to increased revenue in the automobile business and the motorcycle business, despite the unfavorable currency translation effects. Honda estimates that if calculated at the same exchange rate as the corresponding period last year, revenue for the period would have increased by approximately 10.6%.

Consolidated operating income for the period totaled JPY 523.5 billion (USD 6,425 million), an increase of 95.6% from the same period last year, due primarily to increased sales volume and model mix, reduction in fixed costs per vehicle as a result of increased production and continuing cost reduction efforts, despite increased SG&A expenses and R&D expenses and the unfavorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 553.9 billion (USD 6,798 million), an increase of 128.3% from the same period last year.

Equity in income of affiliates amounted to JPY 114.7 billion (USD 1,408 million) for the period, an increase of 65.3% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal nine months by business segment, unit sales of motorcycles totaled 8 million 511 thousand units, an increase of 20.9% from the same period last year. Unit sales in Japan totaled 138 thousand units, an increase of 5.3% from the same period last year. Outside of Japan, total unit sales was 8 million 373 thousand units, an increase of 21.2% from the same period last year*, due mainly to increased unit sales in Asia and Other Regions including South America. Revenue from sales to external customers increased 16.1%, to JPY 935.0 billion (USD 11,475 million) from the same period last year, primarily due to increased unit sales. Operating income totaled to JPY 90.4 billion (USD 1,110 million), an increase of 193.5% from the same period last year, due primarily to increased sales volume and model mix, and reduction in fixed costs as a result of increased production.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 5,480 thousand units for the period.

Honda’s unit sales of automobiles for the fiscal nine months totaled 2 million 652 thousand units, an increase of 5.3% from the same period last year. In Japan, unit sales totaled 440 thousand units, a decrease of 5.0% compared to the same period last year. Unit sales outside of Japan totaled to 2 million 212 thousand units, an increase of 7.6%, due mainly to increased unit sales in North America and Asia, despite decreased unit sales in Europe. Revenue from sales to external customers increased 6.5%, to JPY 5,148.7 billion (USD 63,183 million), from the same period last year**, due mainly to increased unit sales, despite the unfavorable foreign currency translation effects. Operating income totaled JPY 303.7 billion (USD 3,727 million), an increase 195.6% compared to the same period last year, due primarily to increased sales volume and model mix, reduction in fixed costs as a result of increased production, and continuing cost reduction efforts, despite increased SG&A expenses and R&D expenses, and the unfavorable foreign currency effects.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from the financial services business decreased 7.5%, to JPY 427.3 billion (USD 5,244 million), from the same period last year, primarily due to the unfavorable currency translation effects. Operating income decreased 0.7%, to JPY 146.6 billion (USD 1,800 million), from the same period last year.

Honda’s unit sales of power products totaled 3,763 thousand units, an increase of 20.9% from the same period last year. In Japan, unit sales totaled 284 thousand units, an increase of 29.1% from the same period last year. Unit sales outside of Japan increased 20.3%, to 3,479 thousand units, due primarily to an increase in unit sales in all the regions. Revenue from sales to external customers in power product and other businesses increased by 6.8%, to JPY 212.6 billion (USD 2,609 million), from the same period last year, due mainly to increased unit sales of power products, despite unfavorable currency translation effects. Honda reported an operating loss of JPY 3.1 million (USD 39 million), an improvement of JPY 10.4 billion from the same period last year.

Geographical Information

With respect to Honda’s sales for the fiscal nine months by geographic area, in Japan, revenue from domestic and export sales was JPY 2,717.3 billion (USD 33,346 million), an increase of 12.7% compared to the same period last year, due primarily to increased revenue in the automobile businesses. Operating income totaled JPY 87.9 billion (USD 1,079 million), an increase of JPY 108.2 billion from the same period last year, due primarily to increased sales volume and mix, reduction in fixed costs per vehicle as a result of increased production, and continuing cost reduction efforts, despite the increased R&D expenses and the unfavorable foreign currency effects.

In North America, revenue increased by 9.2%, to JPY 3,171.2 billion (USD 38,916 million), from the same period last year, due primarily to increased revenue in the automobile business, despite the unfavorable currency translation effect. Operating income totaled JPY 276.3 billion (USD 3,391 million), an increase of 66.8% from the same period last year, due primarily to increased sales volume and mix, and reduction in fixed costs as a result of increased production.

In Europe, revenue decreased by 18.7%, to JPY 501.9 billion (USD 6,160 million), from the same period last year, due primarily to decreased revenue in the automobile business and the unfavorable currency translation effects. Honda reported an operating loss of JPY 8.4 billion (USD 104 million), a deterioration of JPY 5.2 billion from the same period last year, due primarily to decreased sales volume and mix and the unfavorable foreign currency effects, despite the decreased SG&A expenses.

In Asia, revenue increased by 25.6%, to JPY 1,368.7 billion (USD 16,797 million), from the same period last year, due mainly to increased revenue in the automobile business and in the motorcycle business, despite the unfavorable currency translation effects. Operating income increased by 42.9%, to JPY 118.5 billion (USD 1,455 million), from the same period last year, due primarily to increased sales volume and mix, despite increased SG&A expenses and the unfavorable foreign currency effects.

In Other Regions, revenue increased by 11.3%, to JPY 717.7 billion (USD 8,808 million), compared to the same period last year, due mainly to increased revenue in the motorcycle business and the favorable currency translation effects. Operating income totaled JPY 56.3 billion (USD 692 million), an increase of 109.6% from the same period last year, due primarily to an increased sales volume and mix, and favorable impact of foreign currency, despite increased SG&A expenses.

Consolidated Statements of Balance Sheets for the Quarter Ended December 31, 2010

From March 31, 2010, total assets decreased JPY 369.5 billion (USD 4,534 million), to JPY 11,259.6 billion (USD 138,172 million) at December 31, 2010, mainly due to the unfavorable currency translation effects, despite increased property on operating leases, increased investments and advances, increased cash and cash equivalents, and increased finance subsidiaries-receivables, net, primarily due to the consolidation of former qualifying special purpose entities (QSPEs) utilized in legacy off-balance sheet securitizations until the year ended March 31, 2010. From March 31, 2010, total liabilities decreased by JPY 427.7 billion (USD 5,249 million), to JPY 6,744.9 billion (USD 82,771 million) at December 31, 2010, mainly due to the currency translation effects, despite increased current liabilities primarily due to the consolidation of former QSPEs utilized in legacy off-balance sheet securitizations until the year ended March 31, 2010. From March 31, 2010, despite the adverse currency translation effects, total equity increased JPY 58.2 billion (USD 714 million), to JPY 4,514.6 billion (USD 55,401 million).

Consolidated Statements of Cash Flows for the Fiscal Nine Months

Consolidated cash and cash equivalents at December 31, 2010 increased by JPY 38.7 billion (USD 476 million) from March 31, 2010, to JPY 1,158.6 billion (USD 14,219 million). The reasons for the increases or decreases for each cash flow activity compared with the previous fiscal nine months are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 765.6 billion (USD 9,395 million) of cash inflows for the fiscal nine months ended December 31, 2010. Cash inflows from operating activities decreased by JPY 439.7 billion (USD 5,397 million) compared with the corresponding period last year, due mainly to increased payments for parts and raw materials primarily due to an increase in automobile production, despite an increase in cash received from customers, primarily due to increased unit sales in the automobile business.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 615.3 billion (USD 7,551 million) of cash outflows. Cash outflows from investing activities increased by JPY 151.0 billion (USD 1,853 million) compared with the corresponding period last year, due mainly to an increase in acquisitions of finance subsidiaries-receivables and an increase in purchase of operating lease assets, despite an increase in collections of finance subsidiaries-receivables and an increase in proceeds from sales of operating lease assets.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 20.8 billion (USD 256 million) of cash outflows. Cash outflows from financing activities decreased by JPY 351.6 billion (USD 4,315 million), compared with the corresponding period last year, due mainly to an increase in debts which decreased in the same period last year, despite purchases of the Company’s own shares and an increase in dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2011

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2011, Honda projects consolidated results to be as shown below:

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 85 and JPY 112, respectively, for the fiscal year ending March 31, 2011.

Projected unit sales for the full year ending March 31, 2011 are shown below.

	Unit (thousands)	Changes from FY2010 (thousands)
Motorcycle business	11,535	+1,896
Automobile business	3,580	+188
Power product and Other businesses	5,610	+866

FY2011 Forecasts for Consolidated Results

Fiscal year ending March 31, 2011

	Yen (billions)	Changes from FY 2010
Net sales and other operating revenue	8,900	+3.7%
Operating income	620	+70.4%
Income before income taxes and equity in income of affiliates	665	+97.8%
Net income attributable to Honda Motor Co., Ltd.	530	+97.5%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	293.41

The reasons for the increases or decreases for forecasts of the operating income and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2011 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	342.9
Cost reduction, the effect of raw material cost fluctuations, etc.	148.0
SG&A expenses, excluding currency effect	- 44.0
R&D expenses	- 36.7
Currency effect	- 154.0

Operating income compared with fiscal year 2010	256.2

Fair value of derivative instruments	- 23.0
Others	95.5

Income before income taxes and equity in income of affiliates compared with fiscal year 2010	328.8

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on January 31, 2011, resolved to make the quarterly dividend JPY 15 per share of common stock, the record date of which is December 31, 2010. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2011, is JPY 54 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Others

1. Changes in significant subsidiaries for the three months ended September 30, 2010 (i.e. changes in specific subsidiaries that caused a change in the scope of consolidated financial statements)

None

2. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal nine months ended December 31, 2010. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

3. Changes in accounting procedures for consolidated quarterly financial results

(a) Transfers of Financial Assets, and Consolidation of Variable Interest Entities

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. These standards amend the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing”, and ASC 810 “Consolidation”. ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) and removes the exception from applying consolidation accounting standards to QSPEs. ASU 2009-17 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a variable interest entity’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet prior to the year ended March 31, 2010 were consolidated by the Company as of April 1, 2010. As a result, previously derecognized assets held by former QSPEs including finance subsidiaries receivables of JPY 282,353 million and their related secured debt of JPY 274,329 million were included in the Company’s consolidated balance sheet as of April 1, 2010. The assets and liabilities associated with former legacy off-balance sheet securitizations including retained interests in securitizations and servicing assets were removed from the Company’s consolidated balance sheet from April 1, 2010. The cumulative effect adjustment upon the adoption of these standards increased the Company’s beginning retained earnings for the six months ended September 30, 2010 by JPY 1,432 million, net of tax effect.

4. Out-of-period adjustments

The overstatements of trade accounts and notes receivable, inventories, net sales and other operating revenue, and cost of sales in the previously issued consolidated financial statements, in relation to “inventory management trading” activities in which a domestic subsidiary of the Company has involved were found. The Company recorded the related cumulative loss amounted to JPY 14,123 million, which incurred in prior fiscal years, as selling, general and administrative expenses in the Company’s consolidated statements of income for the nine months ended December 31, 2010, not by retrospectively adjusting the prior year financial statements. As a result, operating income for the nine months ended December 31, 2010 decreased by JPY 14,123 million. The Company also adjusted net sales and other operating revenue amounted to JPY 9,888 million and related operating expenses overstated in the Company’s consolidated statements of income for the six months ended September 30, 2010, in the Company’s consolidated statements of income for the three months ended December 31, 2010. As a result, operating income for the three months ended December 31, 2010 decreased by JPY 14,403 million, including the above cumulative loss incurred in prior fiscal years. Honda believes that these out-of-period adjustments are immaterial to the Company’s consolidated financial statements or results of operations as of and for the three months and nine months ended December 31, 2010 as well as prior periods.

*	“Inventory management trading” means transactions in which a domestic subsidiary of the Company temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after a certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products.

Consolidated Financial Summary

For the three months and nine months ended December 31, 2009 and 2010

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2009 unaudited	Three months ended Dec. 31, 2010 unaudited	Nine months ended Dec. 31, 2009 unaudited	Nine months ended Dec. 31, 2010 unaudited
Net sales and other operating revenue	2,240,740	2,110,414	6,299,607	6,723,788
Operating income	176,971	125,653	267,678	523,569
Income before income taxes and equity in income of affiliates	171,013	131,580	242,611	553,933
Net income attributable to Honda Motor Co., Ltd.	134,627	81,118	196,224	489,534

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	74.19	45.01	108.14	270.82

	U.S. Dollars (millions)
		Three months ended Dec. 31, 2010 unaudited		Nine months ended Dec. 31, 2010 unaudited
Net sales and other operating revenue		25,898		82,511
Operating income		1,542		6,425
Income before income taxes and equity in income of affiliates		1,615		6,798
Net income attributable to Honda Motor Co., Ltd.		995		6,007

	U.S. Dollars
Basic net income attributable to Honda Motor Co., Ltd. per common share		0.55		3.32

[1] Consolidated Balance Sheets

	Yen (millions)
	Dec. 31, 2010 unaudited	March 31, 2010 audited
Assets
Current assets:
Cash and cash equivalents	1,158,669	1,119,902
Trade accounts and notes receivable	733,114	883,476
Finance subsidiaries-receivables, net	1,096,616	1,100,158
Inventories	941,723	935,629
Deferred income taxes	181,154	176,604
Other current assets	432,708	397,955

Total current assets	4,543,984	4,613,724

Finance subsidiaries-receivables, net	2,261,545	2,361,335

Investments and advances:
Investments in and advances to affiliates	511,060	457,834
Other, including marketable equity securities	199,614	184,847

Total investments and advances	710,674	642,681

Property on operating leases:
Vehicles	1,570,957	1,651,672
Less accumulated depreciation	293,673	343,525

Net property on operating leases	1,277,284	1,308,147

Property, plant and equipment, at cost:
Land	479,860	489,769
Buildings	1,467,989	1,509,821
Machinery and equipment	3,121,703	3,257,455
Construction in progress	159,799	143,862

	5,229,351	5,400,907
Less accumulated depreciation and amortization	3,317,762	3,314,244

Net property, plant and equipment	1,911,589	2,086,663

Other assets	554,536	616,565

Total assets	11,259,612	11,629,115

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Dec. 31, 2010 unaudited	March 31, 2010 audited
Liabilities and Equity
Current liabilities:
Short-term debt	1,076,325	1,066,344
Current portion of long-term debt	916,848	722,296
Trade payables:
Notes	20,935	24,704
Accounts	662,778	802,464
Accrued expenses	445,029	542,521
Income taxes payable	33,480	23,947
Other current liabilities	205,024	236,854

Total current liabilities	3,360,419	3,419,130

Long-term debt, excluding current portion	2,061,227	2,313,035
Other liabilities	1,323,330	1,440,520

Total liabilities	6,744,976	7,172,685

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	46,149	45,463
Retained earnings	5,649,200	5,304,473
Accumulated other comprehensive income (loss), net	(1,539,352)	(1,208,162)
Treasury stock, at cost 20,225,694 shares on Mar. 31, 2010 and 9,125,467 shares in Dec. 31, 2010	(26,107)	(71,730)

Total Honda Motor Co., Ltd. shareholders’ equity	4,388,486	4,328,640

Noncontrolling interest	126,150	127,790

Total equity	4,514,636	4,456,430

Commitments and contingent liabilities

Total liabilities and equity	11,259,612	11,629,115

Note: Please refer to “Other 3. Change in accounting procedures for consolidated quarterly financial results” and “Other 4. Out-of-period adjustments”.

[2] Consolidated Statements of Income

(A) For the three months ended December 31, 2009 and 2010

	Yen (millions)
	Three months ended Dec. 31, 2009 unaudited	Three months ended Dec. 31, 2010 unaudited
Net sales and other operating revenue	2,240,740	2,110,414
Operating costs and expenses:
Cost of sales	1,610,147	1,517,648
Selling, general and administrative	341,355	343,003
Research and development	112,267	124,110

Operating income	176,971	125,653

Other income (expenses):
Interest income	4,372	6,069
Interest expense	(1,172)	(2,017)
Other, net	(9,158)	1,875
Income before income taxes and equity in income of affiliates	171,013	131,580

Income tax expense:
Current	44,598	19,575
Deferred	19,842	67,461

Income before equity in income of affiliates	106,573	44,544
Equity in income of affiliates	32,806	43,443

Net income	139,379	87,987
Less: Net income attributable to noncontrolling interest	(4,752)	(6,869)

Net income attributable to Honda Motor Co., Ltd.	134,627	81,118

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	74.19	45.01

Note: Please refer to “Other 4. Out-of-period adjustments”.

(B) For the nine months ended December 31, 2009 and 2010

	Yen (millions)
	Nine months ended Dec. 31, 2009 unaudited	Nine months ended Dec. 31, 2010 unaudited
Net sales and other operating revenue	6,299,607	6,723,788
Operating costs and expenses:
Cost of sales	4,720,520	4,849,409
Selling, general and administrative	986,049	987,045
Research and development	325,360	363,765

Operating income	267,678	523,569

Other income (expenses):
Interest income	13,144	16,836
Interest expense	(8,296)	(6,264)
Other, net	(29,915)	19,792
Income before income taxes and equity in income of affiliates	242,611	553,933

Income tax expense:
Current	81,272	40,511
Deferred	26,825	117,165

Income before equity in income of affiliates	108,097	157,676
Equity in income of affiliates	69,398	114,742

Net income	203,912	510,999
Less: Net income attributable to noncontrolling interest	(7,688)	(21,465)

Net income attributable to Honda Motor Co., Ltd.	196,224	489,534

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	108.14	270.82

Note: Please refer to “Other 4. Out-of-period adjustments”.

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2009 unaudited	Nine months ended Dec. 31, 2010 unaudited
Cash flows from operating activities:
Net income	203,912	510,999
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	299,230	262,251
Depreciation of property on operating leases	171,724	160,036
Deferred income taxes	26,825	117,165
Equity in income of affiliates	(69,398)	(114,742)
Dividends from affiliates	86,016	44,156
Provision for credit and lease residual losses on finance subsidiaries-receivables	33,953	11,328
Impairment loss on investments in securities	313	673
Impairment loss excluding property on operating leases	54	534
Impairment loss on property on operating leases	3,265	—
Loss (gain) on derivative instruments, net	(29,312)	(26,644)
Decrease (increase) in assets:
Trade accounts and notes receivable	102,346	73,716
Inventories	351,805	(93,519)
Other current assets	130,049	18,408
Other assets	18,634	(9,105)
Increase (decrease) in liabilities:
Trade accounts and notes payable	17,161	(61,340)
Accrued expenses	(67,690)	(28,242)
Income taxes payable	(18,754)	10,226
Other current liabilities	8,028	(3,940)
Other liabilities	(18,057)	(81,850)
Other, net	(44,694)	(24,480)

Net cash provided by operating activities	1,205,410	765,630

Cash flows from investing activities:
Increase in investments and advances	(17,597)	(7,432)
Decrease in investments and advances	11,887	10,759
Payments for purchases of available-for-sale securities	(3,324)	(199)
Proceeds from sales of available-for-sale securities	1,994	2,319
Payments for purchases of held-to-maturity securities	(11,034)	(164,145)
Proceeds from redemptions of held-to-maturity securities	1,230	79,517
Capital expenditures	(296,458)	(204,193)
Proceeds from sales of property, plant and equipment	8,280	18,311
Acquisitions of finance subsidiaries-receivables	(1,157,260)	(1,629,600)
Collections of finance subsidiaries-receivables	1,276,994	1,567,415
Sales (purchases) of finance subsidiaries-receivables, net	(42,714)	—
Purchase of operating lease assets	(379,793)	(586,391)
Proceeds from sales of operating lease assets	143,498	298,308

Net cash used in investing activities	(464,297)	(615,331)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Nine months ended Dec. 31, 2009 unaudited	Nine months ended Dec. 31, 2010 unaudited
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(594,131)	127,340
Proceeds from long-term debt	939,245	579,844
Repayment of long-term debt	(659,844)	(612,441)
Dividends paid	(43,550)	(65,136)
Dividends paid to noncontrolling interests	(14,185)	(15,641)
Payment for purchase of treasury stock, net	(12)	(34,794)

Net cash provided by (used in) financing activities	(372,477)	(20,828)

Effect of exchange rate changes on cash and cash equivalents	5,968	(90,704)

Net change in cash and cash equivalents	374,604	38,767
Cash and cash equivalents at beginning of year	690,369	1,119,902

Cash and cash equivalents at end of period	1,064,973	1,158,669

[4] Assumptions for Going Concern

None

[5] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

(A) As of and for the three months ended December 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	273,460	1,749,537	151,031	66,712	2,240,740	—	—	2,240,740
Intersegment	—	—	2,998	7,178	10,176	(10,176)	—	—

Total	273,460	1,749,537	154,029	73,890	2,250,916	(10,176)	—	2,240,740

Segment income (loss)	15,855	110,426	53,655	(2,965)	176,971	—	—	176,971

As of and for the three months ended December 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	301,996	1,613,841	136,442	68,023	2,120,302	—	(9,888)	2,110,414
Intersegment	—	7,222	2,854	7,097	17,173	(17,173)	—	—

Total	301,996	1,621,063	139,296	75,120	2,137,475	(17,173)	(9,888)	2,110,414

Segment income (loss)	29,132	68,400	44,603	(2,079)	140,056	—	(14,403)	125,653

(B) As of and for the nine months ended December 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	805,138	4,833,467	461,978	199,024	6,299,607	—	—	6,299,607
Intersegment	—	—	9,456	21,115	30,571	(30,571)	—	—

Total	805,138	4,833,467	471,434	220,139	6,330,178	(30,571)	—	6,299,607

Segment income (loss)	30,817	102,758	147,683	(13,580)	267,678	—	—	267,678

Assets	993,332	5,019,260	5,507,408	276,334	11,796,334	(291,523)	—	11,504,811
Depreciation and amortization	36,516	251,300	173,756	9,382	470,954	—	—	470,954
Capital expenditures	29,175	225,260	381,575	18,389	654,399	—	—	654,399

As of and for the nine months ended December 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	935,082	5,148,743	427,346	212,617	6,723,788	—	—	6,723,788
Intersegment	—	10,270	8,759	20,149	39,178	(39,178)	—	—

Total	935,082	5,159,013	436,105	232,766	6,762,966	(39,178)	—	6,723,788

Segment income (loss)	90,460	303,727	146,672	(3,167)	537,692	—	(14,123)	523,569

Assets	944,662	4,764,066	5,427,253	283,030	11,419,011	(159,399)	—	11,259,612
Depreciation and amortization	30,542	212,922	161,287	8,536	422,287	—	—	422,287
Capital expenditures	21,086	171,191	587,981	7,198	787,456	—	—	787,456

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 293,235 million as of December 31, 2009 and JPY 393,266 million as of December 31, 2010 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 171,724 million for the nine months ended December 31, 2009 and JPY 160,036 million for the nine months ended December 31, 2010, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 379,793 million for the nine months ended December 31, 2009 and JPY 586,391 million for the nine months ended December 31, 2010 respectively, of purchase of operating lease assets.

5.	For further information on other adjustments, refer to “Other 4. Out-of-period adjustments”. The amount of out-of-period adjustments are not used by management in deciding how to allocate resources and in assessing the Company’s operating performance. Therefore, the adjustments are not included in Power product and other businesses but as other adjustments for the three months and nine months periods ended December 31, 2010.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) As of and for the three months ended December 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	498,019	990,153	167,373	348,678	236,517	2,240,740	—	—	2,240,740
Transfers between geographic areas	372,524	38,819	14,845	48,502	4,525	479,215	(479,215)	—	—

Total	870,543	1,028,972	182,218	397,180	241,042	2,719,955	(479,215)	—	2,240,740

Operating income (loss)	10,034	110,778	(6,857)	35,024	17,439	166,418	10,553	—	176,971

As of and for the three months ended December 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	404,219	964,492	132,514	387,477	231,600	2,120,302	—	(9,888)	2,110,414
Transfers between geographic areas	463,331	47,319	18,226	58,044	7,291	594,211	(594,211)	—	—

Total	867,550	1,011,811	150,740	445,521	238,891	2,714,513	(594,211)	(9,888)	2,110,414

Operating income (loss)	14,633	89,698	(9,436)	35,780	15,690	146,365	(6,309)	(14,403)	125,653

(B) As of and for the nine months ended December 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,351,857	2,791,075	576,460	950,906	629,309	6,299,607	—	—	6,299,607
Transfers between geographic areas	1,059,593	113,129	40,896	138,519	15,861	1,367,998	(1,367,998)	—	—

Total	2,411,450	2,904,204	617,356	1,089,425	645,170	7,667,605	(1,367,998)	—	6,299,607

Operating income (loss)	(20,348)	165,655	(3,227)	82,931	26,908	251,919	15,759	—	267,678

Assets	2,964,280	6,255,701	617,287	1,007,719	589,558	11,434,545	70,266	—	11,504,811
Long-lived assets	1,151,134	1,849,406	112,493	240,728	157,041	3,510,802	—	—	3,510,802
As of and for the nine months ended December 31, 2010
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,377,539	3,017,225	447,418	1,189,687	691,919	6,723,788	—	—	6,723,788
Transfers between geographic areas	1,339,789	154,054	54,521	179,068	25,858	1,753,290	(1,753,290)	—	—

Total	2,717,328	3,171,279	501,939	1,368,755	717,777	8,477,078	(1,753,290)	—	6,723,788

Operating income (loss)	87,919	276,364	(8,438)	118,530	56,389	530,764	6,928	(14,123)	523,569

Assets	2,895,405	6,025,463	492,882	1,046,431	663,111	11,123,292	136,320	—	11,259,612
Long-lived assets	1,059,010	1,744,305	97,808	219,810	146,464	3,267,397	—	—	3,267,397

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 293,235 million as of December 31, 2009 and JPY 393,266 million as of December 31, 2010 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	For further information on other adjustments, refer to “Other 4. Out-of-period adjustments”. The adjustments are not included in Japan but as other adjustments for the three months and nine months periods ended December 31, 2010.

[6] Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

As of and for the nine months ended December 31, 2010

1. Information concerning dividends

(a)	Dividends paid during the period

Resolved at the General Meeting of Shareholders on June 24, 2010

Total amount of dividends (million yen)	21,775
Dividend per share of common stock (yen)	12.00
Record date	March 31, 2010
Effective date	June 25, 2010
Resource for dividend	Retained earnings

Resolved by the Board of Directors at its meeting held on July 30, 2010

Total amount of dividends (million yen)	21,733
Dividend per share of common stock (yen)	12.00
Record date	June 30, 2010
Effective date	August 26, 2010
Resource for dividend	Retained earnings

Resolved by the Board of Directors at its meeting held on October 29, 2010

Total amount of dividends (million yen)	21,627
Dividend per share of common stock (yen)	12.00
Record date	September 30, 2010
Effective date	November 25, 2010
Resource for dividend	Retained earnings

(b)	Dividends to be paid for the nine months ended December 31, 2010, of which effective date is after December 31, 2010

Resolved by the Board of Directors at its meeting held on January 31, 2011

Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	December 31, 2010
Effective date	February 25, 2011
Resource for dividend	Retained earnings

2. Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[7] Income Taxes

The Company has decreased a portion of unrecognized tax benefits related to transfer pricing matters of overseas transactions between the Company and foreign affiliates for the three months ended June 30, 2010. Due primarily to this accounting treatment, the effective tax rate of Honda for the nine months ended December 31, 2010 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2011.

The Company has reversed the related deferred tax assets due to the decrease in the amount of foreign tax credit expected to be utilized as of December 31, 2010. Due primarily to this accounting treatment, the effective tax rate of Honda for the three months ended December 31, 2010 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2011.

[8] Unit Sales Breakdown

For the three months and nine months ended December 31, 2009 and 2010

	Unit (thousands)
	Three months ended Dec. 31, 2009	Three months ended Dec. 31, 2010	Nine months ended Dec. 31, 2009	Nine months ended Dec. 31, 2010
MOTORCYCLES

Japan	34	46	131	138
	(34)	(46)	(131)	(138)
North America	47	44	144	147
	(22)	(21)	(75)	(69)
Europe	38	39	140	144
	(36)	(36)	(135)	(138)
Asia	1,892	2,341	5,575	6,868
	(1,892)	(2,341)	(5,575)	(6,868)
Other Regions	367	425	1,047	1,214
	(363)	(422)	(1,038)	(1,204)

Total	2,378	2,895	7,037	8,511
	(2,347)	(2,866)	(6,954)	(8,417)
AUTOMOBILES

Japan	177	118	463	440
North America	344	364	967	1,102
Europe	49	41	191	142
Asia	275	265	713	770
Other Regions	69	67	184	198

Total	914	855	2,518	2,652

POWER PRODUCTS

Japan	74	89	220	284
North America	283	350	1,162	1,379
Europe	233	254	622	684
Asia	263	307	778	1,018
Other Regions	145	157	331	398

Total	998	1,157	3,113	3,763

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

4.	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

5.	Unit sales of Power product business include all trilateral trade transactions from the fiscal year ended March 31, 2010. This change was made and reported by retrospective application in the three months ended March 31, 2010. Honda adjusted unit sales of Power product business for the nine months ended December 31, 2009 to conform to the presentation used for the nine months ended December 31, 2010.

[9] Net Sales Breakdown

For the three months and nine months ended December 31, 2009 and 2010

	Yen (millions)
	Three months ended Dec. 31, 2009	Three months ended Dec. 31, 2010	Nine months ended Dec. 31, 2009	Nine months ended Dec. 31, 2010
MOTORCYCLE BUSINESS

Japan	14,397	16,872	49,991	52,473
North America	19,484	20,904	77,008	79,372
Europe	22,674	18,650	86,955	73,894
Asia	114,797	136,672	323,428	409,014
Other Regions	102,108	108,898	267,756	320,329

Total	273,460	301,996	805,138	935,082

AUTOMOBILE BUSINESS

Japan	375,535	280,345	999,182	992,515
North America	816,679	803,337	2,233,062	2,488,266
Europe	129,250	97,898	443,134	325,219
Asia	280,953	294,865	766,803	920,351
Other Regions	147,120	137,396	391,286	422,392

Total	1,749,537	1,613,841	4,833,467	5,148,743

FINANCIAL SERVICES BUSINESS

Japan	6,109	6,735	18,428	19,723
North America	137,246	121,627	422,431	384,169
Europe	2,703	2,245	8,150	7,004
Asia	1,047	938	3,270	2,846
Other Regions	3,926	4,897	9,699	13,604

Total	151,031	136,442	461,978	427,346

POWER PRODUCT & OTHER BUSINESSES

Japan	27,311	26,865	73,996	74,512
North America	12,496	12,243	48,290	49,376
Europe	11,031	11,438	34,589	34,891
Asia	9,409	11,012	26,163	36,344
Other Regions	6,465	6,465	15,986	17,494

Total	66,712	68,023	199,024	212,617
Other Adjustments	—	(9,888)	—	—

TOTAL

Japan	423,352	330,817	1,141,597	1,139,223
North America	985,905	958,111	2,780,791	3,001,183
Europe	165,658	130,231	572,828	441,008
Asia	406,206	443,487	1,119,664	1,368,555
Other Regions	259,619	257,656	684,727	773,819

Total	2,240,740	2,110,414	6,299,607	6,723,788

Other Adjustments	—	(9,888)	—	—

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of Power product & Other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

3.	For further information on other adjustments, refer to “Others 4. Out-of-period adjustments”.

January 31, 2011

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 1

FOR THE FISCAL THIRD QUARTER AND THE FISCAL NINE MONTHS ENDED DECEMBER 31, 2010

		Third Quarter Results						Nine Months Results						Fiscal Year Results and Forecasts
	Yen (billions), Unit (thousands)	3 months ended Dec. 31, 2009		3 months ended Dec. 31, 2010		change	%	9 months ended Dec. 31, 2009		9 months ended Dec. 31, 2010		change	%	Year ended Mar. 31, 2010		Year ending Mar. 31, 2011		change	%
	Net sales and other operating revenue	2,240.7		2,110.4		-130.3	-5.8%	6,299.6		6,723.7		424.1	6.7%	8,579.1		8,900.0		320.8	3.7%
	Operating income <as a percentage of net sales>	176.9 <7.9	%>	125.6 <6.0	%>	-51.3	-29.0%	267.6 <4.2	%>	523.5 <7.8	%>	255.8	95.6%	363.7 <4.2	%>	620.0 <7.0	%>	256.2	70.4%
	Income before income taxes and equity in income of affiliates <as a percentage of net sales>	171.0 <7.6	%>	131.5 <6.2	%>	-39.4	-23.1%	242.6 <3.9	%>	553.9 <8.2	%>	311.3	128.3%	336.1 <3.9	%>	665.0 <7.5	%>	328.8	97.8%
	Equity in income of affiliates <as a percentage of net sales>	32.8 <1.5	%>	43.4 <2.1	%>	10.6	32.4%	69.3 <1.1	%>	114.7 <1.7	%>	45.3	65.3%	93.2 <1.1	%>	130.0 <1.5	%>	36.7	39.4%
	Net income attributable to Honda Motor Co., Ltd. <as a percentage of net sales>	134.6 <6.0	%>	81.1 <3.8	%>	-53.5	-39.7%	196.2 <3.1	%>	489.5 <7.3	%>	293.3	149.5%	268.4 <3.1	%>	530.0 <6.0	%>	261.6	97.5%
	Change Factors in Operating income					-51.3						255.8						256.2
	Change in revenue, model mix, etc. excluding currency effects					17.4						286.4						342.9
	Cost reduction, the effect of raw material cost fluctuations, etc.					3.0						129.2						148.0
	Change in SG&A expenses, excluding currency effects					-15.4						-27.9						-44.0
	Change in R&D expenses					-11.8						-38.4						-36.7
	Currency effects					-44.5						-93.5						-154.0
	Change in average rates					(-32.0)						(-65.5)						(-105.0)
	Translation effects					(-12.4)						(-27.9)						(-49.0)
	Change Factors in Other income/expenses					11.8						55.4						72.5
	Unrealized gains and losses related to derivative instruments					5.0						-3.1						-23.0
	Others					6.7						58.5						95.5
Honda’s average rates	USD=	JPY 89				JPY 83		JPY 93				JPY 87		JPY 93		JPY 85 (4Q : JPY 80)
	EUR=	JPY 133				JPY 112		JPY 133				JPY 114		JPY 130		JPY 112 (4Q : JPY 105)
	Capital expenditures	98.2				57.8		261.8				190.4		329.7				330.0
	Depreciation and amortization	89.8				78.6		274.8				242.6		366.6				330.0
	Research and development expenses	112.2				124.1		325.3				363.7		463.3				500.0
	Unit Sales
	Motorcycle business	2,378		2,895		517	21.7%	7,037		8,511		1,474	20.9%	9,639		11,535		1,896	19.7%
	Japan	34		46		12	35.3%	131		138		7	5.3%	190		190		0	0.0%
	North America	47		44		-3	-6.4%	144		147		3	2.1%	189		185		-4	-2.1%
	Europe	38		39		1	2.6%	140		144		4	2.9%	199		205		6	3.0%
	Asia	1,892		2,341		449	23.7%	5,575		6,868		1,293	23.2%	7,628		9,295		1,667	21.9%
	Other Regions	367		425		58	15.8%	1,047		1,214		167	16.0%	1,433		1,660		227	15.8%
	Automobile business	914		855		-59	-6.5%	2,518		2,652		134	5.3%	3,392		3,580		188	5.5%
	Japan	177		118		-59	-33.3%	463		440		-23	-5.0%	646		595		-51	-7.9%
	North America	344		364		20	5.8%	967		1,102		135	14.0%	1,297		1,475		178	13.7%
	Europe	49		41		-8	-16.3%	191		142		-49	-25.7%	249		205		-44	-17.7%
	Asia	275		265		-10	-3.6%	713		770		57	8.0%	950		1,040		90	9.5%
	Other Regions	69		67		-2	-2.9%	184		198		14	7.6%	250		265		15	6.0%
	Power product business	998		1,157		159	15.9%	3,113		3,763		650	20.9%	4,744		5,610		866	18.3%
	Japan	74		89		15	20.3%	220		284		64	29.1%	322		370		48	14.9%
	North America	283		350		67	23.7%	1,162		1,379		217	18.7%	1,818		2,265		447	24.6%
	Europe	233		254		21	9.0%	622		684		62	10.0%	1,066		1,130		64	6.0%
	Asia	263		307		44	16.7%	778		1,018		240	30.8%	1,069		1,310		241	22.5%
	Other Regions	145		157		12	8.3%	331		398		67	20.2%	469		535		66	14.1%

Notes:

1	In this chart, “change” is calculated on the comparison with the same period of previous year.

2	Capital expenditures exclude purchase of operating lease assets and acquisition of intangible assets, and depreciation and amortization exclude depreciation of property on operating leases and amortization of intangible assets.

3	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

4	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results and forecasts.

5	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

6	Unit sales of Power product business include all trilateral trade transactions from the fiscal year ended March 31, 2010. This change was made and reported by retrospective application in the three months ended March 31, 2010. Honda adjusted unit sales of Power product business for the three months and the fiscal nine months ended December 31, 2009 to conform to the presentation used for the fiscal year ended March 31, 2010.

7	Please refer to “Other 4. Out-of-period adjustments” in FY2011 3rd Quarter Financial Results

This announcement contains “forward-looking statements” of Honda. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

January 31, 2011

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 2

FOR THE FISCAL NINE MONTHS ENDED DECEMBER 31, 2010

Unaudited Consolidated Balance Sheets

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
	Dec. 31, 2010	Mar. 31, 2010
Assets
<Non-financial services businesses>
Current Assets:	3,402,975	3,535,061
Cash and cash equivalents	1,101,608	1,100,695
Trade accounts and notes receivable, net	404,915	525,768
Inventories	941,723	935,629
Other current assets	954,729	972,969
Investments and advances	930,962	880,721
Property, plant and equipment, net	1,895,878	2,068,119
Other assets	352,609	446,218

Total assets	6,582,424	6,930,119

<Finance Subsidiaries>
Cash and cash equivalents	57,061	19,207
Finance subsidiaries—short-term receivables, net	1,113,017	1,112,984
Finance subsidiaries—long-term receivables, net	2,266,736	2,362,813
Net property on operating leases	1,273,922	1,308,147
Other assets	716,517	738,637

Total assets	5,427,253	5,541,788

Reconciling Items	(750,065)	(842,792)

Total assets	11,259,612	11,629,115

Liabilities and Equity
<Non-financial services businesses>
Current liabilities:	1,519,584	1,736,752
Short-term debt	216,700	211,325
Current portion of long-term debt	22,729	24,795
Trade payables	692,191	833,326
Accrued expenses	388,896	457,146
Other current liabilities	199,068	210,160
Long-term debt, excluding current portion	165,095	174,197
Other liabilities	871,909	1,024,017

Total liabilities	2,556,588	2,934,966

<Finance Subsidiaries>
Short-term debt	1,344,707	1,385,032
Current portion of long-term debt	905,744	703,434
Accrued expenses	88,465	125,788
Long-term debt, excluding current portion	1,904,391	2,155,243
Other liabilities	490,674	488,970
Total liabilities	4,733,981	4,858,467
Reconciling Items	(545,593)	(620,748)
Total liabilities	6,744,976	7,172,685
Honda Motor Co., Ltd. shareholders’ equity	4,388,486	4,328,640
Noncontrolling interests	126,150	127,790

Total equity	4,514,636	4,456,430

Total liabilities and equity	11,259,612	11,629,115

Notes:	Please refer to “Other 3. Change in accounting procedures for consolidated quarterly financial results” and “Other 4. Out-of-period adjustments” in FY2011 3rd Quarter Financial Results.

January 31, 2011

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 3

FOR THE FISCAL NINE MONTHS ENDED DECEMBER 31, 2010

Unaudited Consolidated Statements of Cash Flows

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
For the nine months ended December 31, 2009	Non-financial services businesses	Finance subsidiaries	Reconciling Items	Consolidated
Cash flows from operating activities:
Net Income	124,702	79,210	—	203,912
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	297,198	173,756	—	470,954
Deferred income taxes	1,950	24,875	—	26,825
Equity in income of affiliates	(69,398)	—	—	(69,398)
Dividends from affiliates	86,016	—	—	86,016
Impairment loss on investments in securities	313	—	—	313
Impairment loss on long-lived assets and goodwill	54	3,265	—	3,319
Loss (gain) on derivative instruments, net	(8,370)	(20,942)	—	(29,312)
Decrease (increase) in trade accounts and notes receivable	41,488	63,615	(2,757)	102,346
Decrease (increase) in inventories	351,805	—	—	351,805
Increase (decrease) in trade accounts and notes payable	20,239	—	(3,078)	17,161
Other, net	10,989	24,775	5,705	41,469

Net cash provided by operating activities	856,986	348,554	(130)	1,205,410

Cash flows from investing activities:
* Decrease (increase) in investments and advances	113,273	(5,708)	(124,409)	(16,844)
Capital expenditures	(294,676)	(1,782)	—	(296,458)
Proceeds from sales of property, plant and equipment	8,068	212	—	8,280
Decrease (increase) in finance subsidiaries-receivables	—	68,214	8,806	77,020
Purchase of operating lease assets	—	(379,793)	—	(379,793)
Proceeds from sales of operating lease assets	—	143,498	—	143,498

Net cash used in investing activities	(173,335)	(175,359)	(115,603)	(464,297)

Cash flows from financing activities:
* Increase (decrease) in short-term debt, net	(345,805)	(364,457)	116,131	(594,131)
* Proceeds from long-term debt	104,970	836,915	(2,640)	939,245
* Repayment of long-term debt	(16,657)	(645,429)	2,242	(659,844)
Dividends paid	(43,550)	—	—	(43,550)
Dividends paid to noncontrolling interests	(14,185)	—	—	(14,185)
Sales (purchases) of treasury stock, net	(12)	—	—	(12)

Net cash provided by (used in) financing activities	(315,239)	(172,971)	115,733	(372,477)

Effect of exchange rate changes on cash and cash equivalents	5,337	631	—	5,968

Net change in cash and cash equivalents	373,749	855	—	374,604

Cash and cash equivalents at beginning of period	668,114	22,255	—	690,369

Cash and cash equivalents at end of period	1,041,863	23,110	—	1,064,973

January 31, 2011

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY 3

FOR THE FISCAL NINE MONTHS ENDED DECEMBER 31, 2010

Unaudited Consolidated Statements of Cash Flows

Divided into Non-financial Services Businesses and Finance Subsidiaries

	Yen (millions)
For the nine months ended December 31, 2010	Non-financial services businesses	Finance subsidiaries	Reconciling Items	Consolidated
Cash flows from operating activities:
Net Income	423,413	87,586	—	510,999
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	261,000	161,287	—	422,287
Deferred income taxes	41,234	75,931	—	117,165
Equity in income of affiliates	(114,742)	—	—	(114,742)
Dividends from affiliates	44,156	—	—	44,156
Impairment loss on investments in securities	673	—	—	673
Impairment loss on long-lived assets and goodwill	534	—	—	534
Loss (gain) on derivative instruments, net	(14,453)	(12,191)	—	(26,644)
Decrease (increase) in trade accounts and notes receivable	67,766	6,388	(438)	73,716
Decrease (increase) in inventories	(93,519)	—	—	(93,519)
Increase (decrease) in trade accounts and notes payable	(59,020)	—	(2,320)	(61,340)
Other, net	(87,540)	(23,523)	3,408	(107,655)

Net cash provided by operating activities	469,502	295,478	650	765,630

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(96,029)	5,595	11,253	(79,181)
Capital expenditures	(202,603)	(1,590)	—	(204,193)
Proceeds from sales of property, plant and equipment	17,890	421	—	18,311
Decrease (increase) in finance subsidiaries-receivables	—	(65,266)	3,081	(62,185)
Purchase of operating lease assets	—	(586,391)	—	(586,391)
Proceeds from sales of operating lease assets	—	298,308	—	298,308

Net cash used in investing activities	(280,742)	(348,923)	14,334	(615,331)

Cash flows from financing activities:
* Increase (decrease) in short-term debt, net	28,153	114,784	(15,597)	127,340
* Proceeds from long-term debt	12,011	571,272	(3,439)	579,844
* Repayment of long-term debt	(18,659)	(597,834)	4,052	(612,441)
Dividends paid	(65,136)	—	—	(65,136)
Dividends paid to noncontrolling interests	(15,641)	—	—	(15,641)
Sales (purchases) of treasury stock, net	(34,794)	—	—	(34,794)

Net cash provided by (used in) financing activities	(94,066)	88,222	(14,984)	(20,828)

Effect of exchange rate changes on cash and cash equivalents	(93,781)	3,077	—	(90,704)

Net change in cash and cash equivalents	913	37,854	—	38,767

Cash and cash equivalents at beginning of period	1,100,695	19,207	—	1,119,902

Cash and cash equivalents at end of period	1,101,608	57,061	—	1,158,669

Notes:

1	Non-financial services businesses lend to finance subsidiaries. These cash flows are included in the decrease (increase) in investments and advances, increase (decrease) in short-term debt, proceeds from long-term debt, and repayment of long-term debt (marked by *). The amount of the loans to finance subsidiaries is a JPY 124,409 million decrease for the fiscal nine months ended December 31, 2009, and a JPY 11,253 million increase for the fiscal nine months ended December 31, 2010, respectively.

2	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

[Translation]

January 31, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends) and Revision of Dividend Forecast for Fiscal 2011

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on January 31, 2011, resolved to make a distribution of surplus (quarterly dividends) the record date of which is December 31, 2010, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2011 as follows.

Particulars

1.	Details of Distribution of Surplus (Quarterly Dividends)

	Resolution	Previous Dividends Forecast (Announced on October 29, 2010)	Dividends Paid for the Third Quarter in Fiscal 2010
Record Date	December 31, 2010	Same as on left	December 31, 2009
Dividend per Share of Common Stock (yen)	15	12	10
Total Amount of Dividends (million yen)	27,034	—	18,146
Effective Date	February 25, 2011	—	February 26, 2010
Resource for Dividend	Retained Earnings	—	Retained Earnings

2.	Details of the Revised Dividend Payments

	Dividends Per Share (yen)
Record Date	The End of First Quarter	The End of Second Quarter (Interim)	The End of Third Quarter	Year-end	Total
Latest Dividend Forecast (Announced on October 29, 2010)	—	—	—	12	48
Projected Dividends	—	—	—	15	54
Performance in Fiscal 2011	12	12	15	—	—
Performance in Fiscal 2010	8	8	10	12	38

3.	The basis for revising the projected dividends for the fiscal year ending March 31, 2011 which was announced on October 29, 2010

The Company considers the redistribution of profits to its shareholders to be one of the most important management issues, and makes distributions after taking into account its long-term consolidated earnings performance. The Company resolved that ¥15 of the quarterly dividend payment per share of common stock for the third quarter is expected to be paid considering its forecast for consolidated financial results for the fiscal year ending March 31, 2011. The Company also revised the amount of the projected dividend per share of common stock for the year ending March 31, 2011 that was announced on October 29, 2010.